Prospectus Supplement filed under Rule 424(b)(3)
                                in connection with Registration No. 333-34856

PROSPECTUS

                          INTELECT COMMUNICATIONS, INC.

                        5,131,895 SHARES OF COMMON STOCK

                            ------------------------

     The Selling Stockholders listed on pages 10 and 11 may offer and resell up to 5,131,895 shares of Intelect Communications, Inc. ("Intelect" or the "Company") common stock under this Prospectus, for each of their own accounts. The number of shares the Selling Stockholders may sell includes shares of common stock that currently are issued and outstanding and shares of common stock issuable upon exercise of warrants.

     We will not receive any proceeds from the sales covered by this Prospectus.

     The shares of common stock covered by this Prospectus were originally issued in several unrelated private placements to accredited investors. For further information on the Selling Stockholders and each of these transactions see "Selling Stockholders" in this Prospectus.

     Our common stock is quoted on the Nasdaq Small Cap Market under the symbol "ICOM." On April 25, 2000, the last sale price of our common stock was $3.188.

     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 2.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS APRIL 26, 2000.

                                 ABOUT INTELECT

     We design, develop, manufacture, market and sell products and services for converging voice, data and video networks. We established our current operations through a series of mergers in 1995 and 1996, at which time we defined four communications product platforms to respond to the increasing demands of speed and complexity in communications networks.

     We strategically focus our product lines and services to take advantage of the convergence of telecommunications and data communications. This convergence arises from the explosive growth in communication services (such as high-speed Internet, video and countless voice services), which is driving the demand for expansion of network capacities. These industry trends require today's network integrators and managers to manage multiple applications at multiple locations within available bandwidth resources while balancing the need for network reliability. We designed our product lines to meet these evolving markets and applications.

     We have developed and bring to market a new generation of intelligent flexible and scalable communications platform to allow customers to combine their current voice, data and video networks (telephone, computers, surveillance, etc.) into a single communications network, which would also upgrade their communications into the latest generation of high-speed technologies under a single network management system. More information about our products, markets and operations may be found in our Form 10-K annual report for the fiscal year ended December 31, 1999, filed on March 30, 2000.

     Our executive offices are located at 1100 Executive Drive, Richardson, Texas 75081; telephone (972) 367-2100.

                                  RISK FACTORS

     This prospectus and the documents it incorporates by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements accurately reflect our current view with respect to future events and financial performance. The future events we describe in these risk factors involve risks and uncertainties related to:

    o  general economic conditions in our product markets;

    o  our continuing development of our products;

    o  the market acceptance of our products;

    o  dependence on our suppliers;

    o  dependence on channels of distribution;

    o  competition;

    o  fluctuations in customer demand for our products;

    o  access to external sources of capital;

    o  execution of our margin improvement; and

    o  management of our corporate expansion.

     In this prospectus, the words "anticipate ," "believe," "expect," "intend," "plan," "future," and similar expressions identify forward-looking statements. Our actual results could differ materially from those that we project in the forward-looking statements as a result of factors that we have set forth throughout this document as well as factors of which we are currently not aware.

     Your investment in the shares offered by the Selling Stockholders in this Prospectus involves a high degree of risk and should not be made by you if you cannot afford the loss of your entire investment. In addition to the other information in this prospectus, or incorporated in this prospectus by reference, you should consider carefully the following risk factors before investing in the common stock offered by the Prospectus:

OUR STOCK PRICE MAY DROP DUE TO MARKET FLUCTUATIONS AND SALES OF LARGE NUMBERS OF OUR SHARES

     Intelect stock is quoted on the Nasdaq Small Cap Market. Based on historical trends in the market for our stock and for other similar technology company stocks, we anticipate that the trading price of our common stock may be subject to wide fluctuations in response to:

    o  quarterly variations in operating results;

    o  changes in actual earnings or in earnings estimates by analysts;

    o  our announcements of technological developments;

    o  our competitors' announcements of technological developments;

    o  general market conditions; or

    o  other events largely outside our control.

In addition, extreme price and volume fluctuations in the stock market have particularly affected the market prices of "high technology"stocks. These fluctuations were often disproportionate to or unrelated to the operating performance of these companies. These broad market fluctuations, general economic conditions, or other factors outside our control may adversely affect the market price of our common stock.

     Large numbers of the shares offered under this Prospectus could be sold at the same time. Such sales, or the possibility of such sales, could significantly depress the market price of the common stock.

WE ARE NOT PROFITABLE

     We have incurred losses from continuing operations in 1999, 1998, 1997, and 1996 of $28,535,000, $42,735,000, $19,743,000 and $42,983,000. Negative cash flows from operations in the same periods were, respectively, $19,145,000, $22,929,000, $24,852,000 and $23,050,000. We funded the negative cash flows by proceeds from borrowings under credit facilities, sales of preferred stock and common stock during 1999, 1998 and 1997 and by proceeds from issuance of convertible debentures in 1996. It is uncertain when, if ever, the Company will report operating income or positive cash flow from operations. If cash needs exceed available resources, there also can be no assurance that additional capital will be available through public or private equity or debt financing.

OUR ABILITY TO BECOME PROFITABLE DEPENDS ON INCREASED SALES OF OUR PRODUCTS

     Our ability to become profitable will depend, in part, on the sales volume of our products. Increasing the sales volume will depend on our ability to:

     o  continue to develop our products;

     o  increase our sales and marketing activities;

     o  increase our manufacturing activities; and

     o  effectively compete against current and future competitors.

     We cannot assure you that we will be able to successfully increase the sales volumes of our products to achieve profitability. We also cannot assure that profitability and positive cash flow will be achieved when expected. If our sales plans are not achieved, operating losses and negative cash flows exceed our estimates, or capital requirements in connection with the design, development, and commercialization of our principal products are higher than estimated, we will need to raise additional capital. See page 4 regarding additional funding.

WE ARE NOT ABLE TO PREDICT SALES IN THE FUTURE AND A NUMBER OF FACTORS MAY CAUSE OUR PERIODIC RESULTS TO FLUCTUATE

     We are not able to accurately predict our sales in future quarters. In any quarter, a number of factors could affect our sales volumes and our ability to fill orders. Our periodic results have varied in the past. In the future, we expect our periodic operating results to vary significantly depending on, but not limited to, a number of factors, including:

    o  the market acceptance of our current and new products;

    o  engineering and development requirements;

    o  the size, timing and recognition of revenue from significant orders;

    o  increased competition;

    o  new product introductions or enhancements by competitors;

    o the proportion of revenues derived from distributors, value added resellers and other sales channels;

    o  changes in our pricing policies or those of our competitors;

    o  the financial stability of major customers;

    o  delays in the introduction of our products or product enhancements;

    o  customer order deferrals in anticipation of upgrades and new products;

    o  customer concerns about our financial condition;

    o the costs and possible supply constraints of components we use to build our products;

    o  changes in regulation of our product markets;

    o  the timing and nature of expenses; and

    o  general economic conditions.

     Our expense levels are based, in part, on our expectations of future orders and sales, and we may be unable to adjust spending in a timely manner to compensate for any sales shortfall. If sales are below expectations, operating results are likely to be materially adversely affected. Net income may be disproportionately affected by a reduction in sales because a significant portion of our expenses do not vary with revenues. We may also choose to reduce prices or increase spending in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require us to invest significantly greater resources in engineering and development efforts, spending could materially adversely affect our operating results and financial condition.

     Because our marketing strategy targets relatively large potential customers, we anticipate that a small number of large orders may comprise a significant portion of our future product sales. None of our significant customers have entered into a long-term supply agreement requiring them to purchase a minimum amount of our products. Historically, sales to a relatively small number of customers have accounted for a significant portion of our total revenues, particularly with respect to our SONETLYNX and OMNILYNX products. We cannot assure that our principal customers will continue to purchase our products at current levels, if at all. Also, we cannot assure that we will be able to replace such purchases with sales to other customers. Any significant deferral of purchases of our products or the reduction, delay or cancellation of orders from one or more significant customers could materially and adversely affect our business, results of operations, and financial condition.

WE MAY NEED ADDITIONAL FUNDING IN THE FUTURE AND THESE FUNDS MAY NOT BE AVAILABLE TO US

     If our sales plans are not achieved, if operating losses and negative cash flows exceed our estimates, or if capital requirements of the design, development, and commercialization of our principal products are higher than estimated, we will need to raise additional capital. Although we believe we could raise additional capital through public or private equity or debt financing, if necessary, we cannot assure that such financing will be available, or available on acceptable terms. If such financing is needed but is not available, we have determined that a reduction of engineering, development, selling, and administrative costs would allow us to continue as a going concern. After such time, we will need to increase revenues over current levels to continue to operate in our current form.

OUR ABILITY TO GROW AND REMAIN COMPETITIVE DEPENDS ON OUR ABILITY TO FORESEE AND RESPOND TO RAPID TECHNOLOGICAL CHANGE WITH NEW PRODUCTS AND KEY PRODUCT ENHANCEMENTS

     Rapid technological change, evolving industry standards and frequent new product introductions and enhancements shape and can quickly change our current and planned product markets. New technologies or the emergence of new industry standards can render existing products or products under development obsolete or unmarketable. Our ability to grow and remain competitive depends, in large part, on our ability to anticipate changes in our product markets and to successfully develop and introduce new products on a timely basis. New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes, and a substantial capital commitment. In particular, we recently invested substantial resources toward the development of new products such as our OMNILYNX product. We have not yet completed development of all planned enhancements to the OMNILYNX product line. Development and customer acceptance of new products is inherently uncertain, and we cannot assure that we will complete developments on a timely basis or that products will be commercially successful. We compete or will be competing with established companies with greater financial resources and more developed channels of distribution. We cannot assure that customers will accept OMNILYNX enhancement. Any failure to anticipate or respond in a cost-effective and timely basis to technological developments, changes in industry standards or customer requirements, or any significant delays in product development or introduction, could materially adversely effect our business, operating results and financial condition.

COMPETITION FROM LARGER, BETTER ESTABLISHED ENTITIES IS INTENSE

     Competition in the converging voice and data communications industry is intense, and we believe that competition will increase substantially with the development of multimedia communications products, rapid technological changes, industry consolidations, new industry entrants, and potential regulatory changes. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, and a larger installed customer base than we have. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the development, promotion and sale of their products than we can. Our current or potential competitors may develop products and services comparable or superior to ours or adapt more quickly than we can to new technologies, evolving industry trends, or changing customer requirements. Increased competition as to any of our products or services could result in price reductions, reduced margins, and loss our market share, which could materially and adversely affect our business, results of operations, and financial condition.

WE DEPEND ON KEY MEMBERS OF OUR MANAGEMENT AND ENGINEERING STAFF, AND WE MUST RETAIN AND RECRUIT QUALIFIED INDIVIDUALS TO BE COMPETITIVE

     Our success depends in large part on the continued service of key creative, technical, marketing, sales and management personnel and our ability to attract, motivate and retain highly qualified employees. Because of the multifaceted nature of interactive media, key personnel often require a unique combination of creative and technical talents. Such personnel are in short supply, and the competition for their services is intense. Recruitment of such personnel can be a lengthy process. We have at-will employment arrangements with management and other personnel, meaning they may terminate their employment at any time. The loss of key personnel or failure to attract additional qualified employees could materially adversely affect our business, the results of operations and new product development efforts.

WE DEPEND ON THE SUPPLY OF PRODUCT COMPONENTS FROM OUTSIDE SUPPLIERS AND, IN SOME CASES, SINGLE SOURCES OF SUPPLY. WE DEPEND ON A SINGLE MANUFACTURING FACILITY

     The majority of the components required to assemble our products come from outside sources. The supply level of and the lead time in delivering certain key components changes and is difficult to predict with any certainty. Occasional unexpected shortages of or significant increases in the price of components could materially and adversely affect our business, results of operations, and financial condition.

     We rely on a single source for certain key components and do not have supply commitments for those components. If we lose the ability to obtain these components from our current suppliers, we will have difficulty replacing this supply of components in a short time frame. Many of our vendors extend us credit for the components they supply. Poor credit terms would materially adversely affect our business, results of operations, and financial condition.

     We buy a fiber optic interface card for the OMNILYNX product from a small company which is the sole source for this component. We also buy a video code card used in OMNILYNX video applications from another small company which is the sole source. Delays in delivery of either component would restrict our ability to increase sales. If either vendor fails to meet commitments, we intend to rely on its in-house manufacturing capabilities. However, the conversion to in-house backup supply would involve some interruption in our production and could materially adversely affect our business, results of operations, and financial condition.

     We use fiber optic connectors made by a single vendor in the OMNILYNX product. Equivalent components are available from other vendors, but their use would require a redesign of the method of connecting to the fiber. This would cause significant delays in delivery of the product and could materially adversely effect our business, results of operations, and financial condition. Our strategy is to forecast requirements and build inventories that comprehend vendor lead times.

     We have one manufacturing facility for OMNILYNX products, and our revenues depend on its continued operation. While third-party manufacturers could be utilized for a significant portion of the manufacturing process, operational problems at the facility could materially adversely affect our business, results of operations, and financial condition.

WE DEPEND ON THIRD PARTIES TO MARKET AND SERVICE OUR PRODUCTS

     Although we expect to continue to market our products directly to certain accounts, we intend to maintain a network of resellers, consisting primarily of distributors, value-added resellers, and systems integrators with established distribution channels for communications products, to market our products and educate potential end-users and service providers about our products. Our future prospects depend in large part on our development of relationships with third parties and their marketing and product service efforts. We cannot assure that we will be able, for financial or other reasons, to finalize third-party distribution or marketing agreements or that such arrangements will result in the successful commercialization of any of our products. Failure to develop third party marketing and service arrangements or failure of third parties to effectively market and service our products could materially adversely affect our business or our financial condition.

WE RELY ON PATENTS AND OTHER PROPRIETARY INFORMATION. THE LOSS OF, OR A DISPUTE REGARDING, PROPRIETARY INFORMATION OR INTELLECTUAL PROPERTY RIGHTS WOULD NEGATIVELY AFFECT OUR BUSINESS

     Our success depends, in part, on our ability to maintain trade secret protection, obtain patents and operate without infringing the proprietary rights of third parties or having third parties circumvent our intellectual property rights. We have three issued U.S. patents. Fifteen additional patents are pending. We cannot assure that the patents will provide us with any competitive advantages or will not be challenged by any third parties. Likewise, the intellectual property rights of others could impede our ability to do business. Additionally, third parties may be able to circumvent our patents. Our patent applications may be denied. Furthermore, it is possible that others could independently develop similar products, duplicate our products, or design around our patented products.

     We have received notice that we may be infringing on certain intellectual property rights of others. We have asked legal counsel to evaluate these claims. We may have to obtain licenses from third parties to avoid infringing patents or other proprietary rights. We cannot assure that any licenses required under any such patents or proprietary rights would be made available, if at all, on acceptable terms. Failure to obtain these licenses could delay product introductions, or prohibit our development, manufacture or sale of products requiring such licenses. In addition, we could incur substantial costs in defending or prosecuting lawsuits to protect our patents or other proprietary rights. Intellectual property plaintiffs could obtain injunctive or other equitable relief which could effectively block our ability to sell our products in the United States and abroad, and could obtain an award of substantial damages. Either result could materially adversely affect our business, results of operations, and financial condition.

     Much of our know-how and technology may not be patentable. To protect our rights, we require many employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure that these agreements will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Furthermore, independent development by competitors of competing technologies could materially adversely affect our business, results of operations and financial condition, especially if we do not obtain patent protection or if our patent protection is narrowly defined.

NUMEROUS GOVERNMENTAL REGULATIONS AFFECT OUR BUSINESS AND OUR PRODUCTS

     While most of our operations are not directly regulated, some of our customers are telecommunications service providers who are heavily regulated at both the federal and state levels. Such regulation may limit the number of potential customers for our services or impede our ability to offer competitive services to the market, or otherwise materially adversely affect our business, results of operations, and financial condition. At the same time, recent deregulation of the telecommunications industry may facilitate the entrance of new competitors or industry consolidation. This could subject us to additional competitors, increased pricing pressures, decreased demand for our products or services, increased cost of doing business or other factors that could materially adversely affect our business, results of operations, and financial condition.

WE MAY BE SUBJECT TO SIGNIFICANT CONTINGENT LIABILITIES

     In connection with the sale of former operations in November 1995, our subsidiary Intelect Communications Systems Limited agreed to indemnify Savage Sports Corporation, the purchaser of Savage Arms, Inc. (a manufacturer of fire arms) for potential losses associated with product liability, environmental matters, employee matters and other similar items. Certain of these indemnity obligations survive indefinitely. A finding of liability against Intelect Communications Systems Limited could materially adversely affect our business, results of operations, and financial condition. Furthermore, we could incur substantial costs (including the diversion of the attention of management) in defending lawsuits relating to these indemnity obligations.

     One of the liabilities assumed in the 1995 sale involves a firearms product liability lawsuit which one defendant, Western Auto Supply Co., settled for $5 million and, in turn, has asserted a third-party claim against Savage Arms, Inc. for indemnification in the amount of the settlement plus attorneys' fees and related costs (the "Taylor litigation"). Savage Arms has asserted defenses to the claims and we believe additional defenses may be available. Based on the information available to date, it is impossible to predict the outcome of this litigation or to assess the probability of any verdict.

     Savage Sports Corporation also seeks indemnification for certain other products liability claims. Intelect Communications Systems Limited has undertaken the defense of a lawsuit filed against Savage Arms, Inc. by Emhart Industries, Inc. in the United States District Court for the District of Massachusetts, in which Emhart requests indemnification from Savage Arms (to date, approximately $2.2 million). We have asserted additional defenses. The parties are in discovery and we cannot at this time predict the outcome of the litigation.

     An adverse outcome in the Taylor or Emhart litigation would materially adversely affect our financial condition and the results of operation.

     A shareholders class action lawsuit was filed in the U.S. District Court for the Northern District of Texas purported to have been filed on behalf of all persons and entities who purchased Intelect common stock during the period between February 24, 1998 and November 17, 1998. The named defendants include Intelect Network Technologies Company, and certain former and present officers and directors of the Company. The complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making false and misleading statements concerning Intelect's reported financial results during the period, primarily relating to revenue recognition, asset impairment and capitalization issues. The plaintiffs seek monetary damages, interest, costs and expenses. The Company intends to defend the suit vigorously in all aspects.

OUR CHARTER, BYLAWS AND THE DELAWARE CORPORATE LAWS DISCOURAGE, DELAY OR PREVENT A CHANGE IN CONTROL OF INTELECT

     Certain provisions of our certificate of incorporation, by-laws and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of the company and limit the price that certain investors might be willing to pay in the future for shares of common stock. These provisions include:

    o  a classified Board of Directors;

    o provisions that the Board of Directors have exclusive authority to amend or change the By-laws;

    o the ability of the Board of Directors to authorize the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the common stock;

    o eliminating the stockholders' ability to take any action without a meeting;

    o eliminating the ability of stockholders to call special meetings without the required consent of the Board of Directors; and

    o establishment of certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings.

     We are also subject to Section 203 of the Delaware General Corporation Laws which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an "interested stockholder."

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Intelect common stock is traded on the Nasdaq Stock Market.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus and any later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC until this offering of common stock is terminated. This Prospectus is part of a registration statement on Form S-3 that we filed with the SEC. The documents that we incorporate by reference are:

     (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

     (2)  Our Form 8-K's filed on February 8, and March 21, 2000.

     (3)  Our definitive Proxy Statement filed on April 30, 1999.

     (4) The description of our common stock contained in our Registration Statement on Form S-4 declared effective on October 30, 1997 (File No. 333-39063) and our Form 8-K filed on December 5, 1997.

     (5) All documents we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the common stock registered under this registration statement.

     To the extent that prior filings listed in numbers (1) - (4) above conflict with this Prospectus, those prior filings are modified by this Prospectus and included herein only as modified. To the extent that statements in this Prospectus or in the prior filings listed in numbers (1) - (4) above conflict with statements in future filings referenced in number (5) above, this Prospectus and the prior filings are modified by the future filings listed in number (5) above.

     For information on the consolidated financial statements see "Experts" in this Prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                 ROBERT P. CAPPS
                             CHIEF FINANCIAL OFFICER
                          INTELECT COMMUNICATIONS, INC.
                              1100 EXECUTIVE DRIVE
                             RICHARDSON, TEXAS 75081
                                 (972) 367-2100.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock offered in this Prospectus.

                              SELLING STOCKHOLDERS

     The Selling Stockholders were issued the common stock covered by this Prospectus in a series of private placements as summarized below:

     Of the 5,131,895 shares of Common Stock being registered:

      (i) We issued shares of common stock, and warrants for the purchase of shares of common stock, to certain accredited investors in a private placement which closed on March 14, 2000. Such shares are registerable under registration rights agreements dated March 14, 2000.

      (ii) We issued warrants for the purchase of shares of common stock to certain affiliates of Stonegate Securities, Inc. ("Stonegate") in a private placement in connection with Stonegate's service as placement agent in the March 14, 2000 private placement described in
            (i) above. Such shares are registerable under registration rights agreements dated March 14, 2000.

     (iii) We issued warrants in a private placement transaction in 1996 to Grayson & Associates in connection with its services as a placement agent.

     In each case, the issuance of Intelect common stock to each of the Selling Stockholders was undertaken pursuant exemptions from registration under the Securities Act.

     Except as otherwise indicated, the table below sets forth the number of shares of Intelect common stock beneficially owned by each of the Selling Stockholders as of April 10, 2000, the number of shares of common stock to be offered by each Selling Stockholder under this Prospectus, and the number of shares of common stock to be beneficially owned by each Selling Stockholder if all of the shares of common stock offered hereby are sold as described herein.

                                                                                      NUMBER OF
                                         NUMBER OF SHARES                             SHARES OF
                                          OF COMMON STOCK         NUMBER OF          COMMON STOCK
                                        BENEFICIALLY OWNED        SHARES OF          BENEFICIALLY
                                          AS OF APRIL 10,        COMMON STOCK        OWNED AFTER
     NAME OF SELLING STOCKHOLDER              2000(1)           OFFERED HEREBY       OFFERING(5)
-------------------------------------   -------------------    ----------------    ----------------
LKCM Investment Partnership..........           185,000              100,000              85,000
Gryphon Partners, L.P................           333,333              333,333                   0
Archer Fund, L.P.....................            26,667               26,667                   0
Lighthouse Partners USA, LP..........           417,500              261,000             156,500
Pharos Fund Limited..................         1,082,600              676,600             406,000
Lighthouse Investment Fund, LP.......           194,066              104,066              90,000
Erinch R. Ozada IRA Rollover.........           500,000              500,000                   0
Stanford C. Finney, Jr...............            75,000               75,000                   0
Rainbow Trading Venture Partners
  LP.................................            50,000               50,000                   0
Rainbow Trading Corporation..........           125,000              125,000                   0
Duck Partners, LP....................           105,000               65,000              40,000
Apogee Fund, LP......................           160,000              100,000              60,000
William P. Esping Trust #2...........            30,000               30,000                   0
Montrose Investments Ltd.............           300,000              300,000                   0
Kingdom Family Partners..............            30,000               30,000                   0
Kingdon Associates...................           115,000              115,000                   0
M. Kingdon Offshore, N.V.............           555,000              555,000                   0
Graham Partners, LP..................           140,000              120,000              20,000
                                                                (TABLE CONTINUED ON FOLLOWING PAGE)

                                                                                      NUMBER OF
                                         NUMBER OF SHARES                             SHARES OF
                                          OF COMMON STOCK         NUMBER OF          COMMON STOCK
                                        BENEFICIALLY OWNED        SHARES OF          BENEFICIALLY
                                          AS OF APRIL 10,        COMMON STOCK        OWNED AFTER
     NAME OF SELLING STOCKHOLDER              2000(1)           OFFERED HEREBY         OFFERING
-------------------------------------   -------------------    ----------------    ----------------
Scout Capital Partners, LP...........            30,000               30,000                   0
Asset Management Holding Co..........            20,000               20,000                   0
Kings Point Partners, LP.............           130,000              100,000              30,000
Kensington Partners II...............               884                  884                   0
Bald Eagle Fund......................             3,628                3,628                   0
Kensington Partners..................            15,488               15,488                   0
Lancaster Investment Partners, LP....            50,000               50,000                   0
Forest Fulcrum Fund, LP..............            16,000               16,000                   0
Forest Alternative Strategies Fund II
  LP (2A5l)..........................             3,200                3,200                   0
Forest Alternative Strategies Fund II
  LP (2A5M)..........................             1,700                1,700                   0
Forest Global Convertible Fund
  Ltd................................            75,000               75,000                   0
LLT Ltd..............................             4,100                4,100                   0
Forest Convertible Fund, LP..........            50,000               50,000                   0
Forest Performance Fund, LP..........           225,000              225,000                   0
Zurich HFR MSTR Hedge Fund Index
  Ltd................................            25,000               25,000                   0
Eurasian Capital Partners Fund LP....           140,000               40,000             100,000
Endeavor Asset Management............           100,000              100,000                   0
North Olmsted Partners, L.P..........            60,000               60,000                   0
Robert A. Berlacher..................            25,000               25,000                   0
William B. Fretz, Jr. Irrev. Deed of
  Trust DTD 6/26/98 FBO Christ.......            15,000               15,000                   0
Edward O. Thorp......................           175,000              175,000                   0
Jesse Shelmire.......................           195,570              195,570                   0
Scott R. Griffith....................           195,570              195,570                   0
Griffith Shelmire Partners, Inc......            69,026               69,026                   0
Grayson & Associates.................            70,063               70,063                   0

------------
(1) Beneficial ownership is determined under SEC rules and generally includes voting or investment power with respect to securities and includes any securities the person has the right to acquire within 60 days of April 10, 2000 through the conversion or exercise of any security or other right.

     Since the date on which they provided the information regarding their common stock, the Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their common stock in transactions exempt from the registration requirements of the Securities Act. Additional information concerning the above listed Selling Stockholders may be set forth from time to time in Prospectus supplements to this Prospectus. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     The common stock is offered on behalf of the Selling Stockholders. The common stock may be sold or distributed from time to time by the Selling Stockholders, or by donees or transferees of, or other successors in interest to, the Selling Stockholders, directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of Intelect common stock may occur in one or more of the following methods:

       (i)  ordinary brokers' transactions;

      (ii) transactions involving cross or block trades or otherwise on the Nasdaq Small Cap Market;

     (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus;

      (iv) "at the market" to or through market makers or into an existing market for the Common Stock;

       (v) in other ways not involving market makers or established trading markets, including direct sales to purchases or sales effected through agents;

      (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

     (vii)  in privately negotiated transactions; or

    (viii)  any combination of the foregoing.

     From time to time, one or more of the Selling Stockholders may pledge, hypothecate or grant a security interest in some or all of their conversion shares, and the pledges, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders hereunder.

     From time to time one or more of the Selling Stockholders may transfer, pledge, donate or assign such Selling Stockholders' conversion shares to lenders or others and each of such persons will be deemed to be a Selling Stockholder for purposes of this Prospectus. The number of Selling Stockholders' conversion shares beneficially owned by those Selling Stockholders who so transfer, pledge, donate or assign Selling Stockholders' conversion shares will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' conversion shares sold hereunder will otherwise remain unchanged, except that the transferees, pledges, donees or other successors will be Selling Stockholders hereunder.

     Brokers, dealers, underwriters or agents participating in the distribution of the common stock as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Stockholders and any broker-dealers who act in connection with the sale of common stock covered by this Prospectus may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither Intelect nor any Selling Stockholders can presently estimate the amount of such compensation. We know of no existing arrangements between any Selling Stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock.

     We will pay substantially all of the expenses incident to the registration, offering and sale of the common stock to the public other than commissions or discounts of underwriters, broker-dealers or agents. We have also agreed to indemnify certain of the Selling Stockholders and certain related persons against certain liabilities, including liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Intelect, Intelect has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We have advised the Selling Stockholders that during such time as they may be engaged in a distribution of the common stock included herein they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

     Because it is possible that a significant number of shares of the common stock could be sold at the same time hereunder, such sales, or the possibility thereof, may have a significant depressive effect on the market price of Intelect common stock.

     This offering will terminate on the earlier of (a) the date on which the shares are eligible for resale without restriction pursuant to Rule 144(k) under the Securities Act or (b) the date on which all shares offered hereby have been sold by the Selling Stockholders.

                                  LEGAL MATTERS

     The validity of the common stock offered by the Selling Stockholders hereby will be passed upon by Ryan & Sudan, L.L.P., Houston, Texas. Philip P. Sudan, Jr. is a partner of Ryan & Sudan, L.L.P and a director of Intelect. Mr. Sudan beneficially owns 578,450 shares of common stock. Mr. James W. Ryan, a partner in Ryan & Sudan, L.L.P., beneficially owns 100,589 shares of common stock. In addition, Messrs. Ryan and Sudan are holders of certain amended and restated promissory notes (the "Promissory Notes") issued by the Company which have an aggregate principal balance of $256,766. The Promissory Notes are payable on demand in cash or in Common Stock. If a holder elects to convert his Promissory
Note into Common Stock, the number of shares to which the holder would be entitled is equal to the aggregate principal and interest outstanding under the Promissory Note divided by $1.00. The Promissory Notes were originally issued on December 5, 1997 and bear interest at the prime rate plus 3%.

                                   PROSPECTUS

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY INTELECT COMMUNICATIONS, INC. (THE "COMPANY") OR ANY OTHER
PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
About Intelect ......................................................    2
Risk Factors ........................................................    2
Where You Can Find More Information About Intelect ..................    8
Incorporation of Certain Documents by Reference .....................    9
Use of Proceeds .....................................................   10
Selling Stockholders ................................................   10
Plan of Distribution ................................................   12
Legal Matters .......................................................   13